Final Term Sheet
Filed Pursuant to Rule 433
Registration Statement 333-151753
March 2, 2009
FINAL TERM SHEET
Dated: March 2, 2009
Issuer: Pitney Bowes Inc.
Size: $300,000,000
Stated Maturity Date: March 15, 2019
Coupon (Interest Rate): 6.25% per year
Yield to Maturity: 6.274% per year
Spread to Benchmark Treasury: T+337.5 bps
Benchmark Treasury: 2.750% 2/15/2019
Benchmark Treasury Price and Yield: 98-23; 2.899%
Interest Payment Dates: 15th of every March and September, commencing September 15th, 2009 (Record dates: 1st of March and September)
Optional Redemption Reinvestment Rate: T+50 bps
Price to Public: 99.821% plus accrued interest from March 5, 2009
Settlement Date: March 5, 2009 (T+3)
Underwriters:
Banc of America Securities LLC
J.P. Morgan Securities Inc.
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
RBC Capital Markets Corporation
CUSIP: 724479 AH3
Ratings: A1 / A (Stable / Stable)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at (800) 294-1322, J.P. Morgan Securities Inc. at (212) 834-4533, or Investor Relations of the Issuer collect at (203) 356-5000.